                               September 21, 2007

VIA OVERNIGHT DELIVERY AND FACSIMILE
(202) 772-9202

Ms. Hanna T. Teshome, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Mail Stop: 3561

Re: IDEX Corporation Response to Comment Letter dated August 21, 2007
    Definitive 14A Proxy Statement filed March 7, 2007 ("Proxy Statement") File No. 001-10235

Dear Ms. Teshome:

The following represents IDEX Corporation's (the "Company") response to the comments of the staff of the Division of Corporation Finance in your letter, dated August 21, 2007, to Mr. Lawrence D. Kingsley with respect to the Company's Proxy Statement. For ease of reference each comment is repeated in italics below and followed by the Company's response.

Transactions with Related Persons, page 8

1. Please provide the information required by Item 404(b). For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

The Company has previously attached a copy of its two-page related party transaction policy as an exhibit to the Proxy Statement. However, in future filings the Company will instead expand the discussion in the Proxy Statement of its review of related party transactions to include the information required by
Item 404(b) as follows:

"All related party transactions are approved by the Audit Committee. If the transaction involves a related person who is a director or immediate family member of a director, that director will not be included in the deliberations. In approving the transaction, the Audit Committee must determine that the transaction is fair and reasonable to the Company."

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

Total Compensation, page 11

2. You indicate that the variable component of compensation is based on individual performance or on both individual and company performance. Please revise your discussion with respect to each element of the variable component of compensation to clarify how the amount for each element is determined and clarify how the variable component of compensation is structured to reflect individual performance with respect to the specified elements of performance that is taken into account for determination compensation. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

In future filings the Company will clarify how the variable component of compensation is structured to reflect individual performance and, where applicable, the specific elements of performance that are taken into account for determination of compensation.

We respectfully submit that, on page 14 of the Proxy Statement, we already disclose in detail how individual performance impacts the annual cash bonus component of a named executive officer's compensation through the use of the Personal Performance Multiplier. In addition, on page 15 of the Proxy Statement, we describe the impact of individual performance on the level of stock option and restricted stock awards. However, we will attempt to clarify further in future filings that a named executive officer's individual performance determines the level of the officer's bonus and the number of stock options and restricted stock awards.

Please note that for 2006, individual performance was not based on any specific elements, but rather the Compensation Committee's subjective opinion of the officer's overall performance of his duties. For named executive officers other than Mr. Kingsley, the Compensation Committee's review of the officer's overall performance and the Personal Performance Multiplier was primarily based on Mr. Kingsley's subjective review and opinion of each individual's performance, which was provided to the Compensation Committee.

3. Please revise your disclosure to provide all the performance-related factors, quantitative and qualitative, considered to determine the amount payable under each component. To the extent you believe that disclosure of performance targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion. You should provide detailed explanation for your conclusion as to competitive harm and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. You should provide insight into the factors considered by the compensation committee prior to awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

In future filings the Company will clarify the disclosure of its performance related factors considered in determining the amount payable under each component, including, insight into the factors considered by the Compensation Committee prior to awarding of performance-based compensation.

The Company respectfully submits that its disclosure on page 14 of the Proxy Statement fully describes all quantitative factors used to determine the Business Performance Factor component of annual bonuses and, therefore, no further disclosure regarding quantitative factors is necessary.

The Company also respectfully submits that on page 14 of the Proxy Statement we described the qualitative factors used to determine the Business Performance Factor component of annual bonuses under the MICP as being behavior oriented toward business and process leadership. The Company believes that such description sufficiently informs our shareholders of the type of qualitative factors used in determining the annual bonuses. Because the actual twelve qualitative factors are subjective and intangible, the Company specifically decided not to list each one in the Proxy Statement. Rather, the Company determined that inclusion would not provide any further meaningful disclosure to our shareholders, and would interfere with the goal of providing a concise and clear description of the bonus determination.

Please be advised that, for 2006, the twelve qualitative factors were: energy; energize; edge; execution; business metrics development; cultural transformation to value stream thinking; strategic sourcing methodologies; new product development and innovation management; commercial excellence; people development, differentiation, and upgrading of talent; integration effectiveness; and customer relationships and responsiveness. Because each of these qualitative factors is purely subjective and intangible, the Committee's determination of each business unit's performance is completely discretionary. We would not intend to list all twelve factors in the future, since they do not provide any further meaningful disclosure than the general categorical description already contained in the Proxy Statement.

4. With respect to each element of variable compensation, please revise your disclosure to clarify the extent to which discretion can be exercised to adjust an award. To the extent discretion has been exercised, discuss the particular exercise of discretion so that the disclosure clearly explains how that specific element of compensation was determined. For example, you indicate on page 15 that the compensation committee exercised its discretion to adjust the CEO's annual cash bonus. It is unclear, however, what the committee took into account in that exercise of discretion. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

In future filings the Company will clarify the extent to which discretion can be exercised and to the extent discretion has been exercised to discuss that particular exercise of discretion so that the disclosure more clearly explains how that specific element of compensation was determined.

Please be advised that page 14 of the Proxy Statement already contains disclosure regarding the Compensation Committee's discretion to adjust the Business Performance Factor used in determining annual bonus awards under the MICP, and that the Compensation Committee did in fact use its discretion to adjust the factor in 2006 based the Company's acquisition activities. As indicated by the existing disclosure, there is no limitation on the Compensation Committee's discretion.

Please be advised, that as stated on page 14 of the Proxy Statement the Compensation Committee exercised its discretion to adjust Mr. Kingsley's performance award downward. In exercising this discretion, the Compensation Committee applied the same quantitative targets discussed on pages 13 and 14 of the Proxy Statement with respect to bonuses under the MICP to Mr. Kingsley to determine what bonus he would have received under that plan, if he were a participant in MICP with an individual target bonus of 100% of base salary. In addition, the Compensation Committee's determination included a subjective assessment of Mr. Kingsley's overall performance.

Role of the Compensation Committee and Data Used, page 12

5. You state that you engaged an independent outside consultant to assist in the company's compensation programs. Please describe in greater detail the nature and the scope of the consultant's assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

In future filings the Company will expand its disclosure regarding the nature and scope of the compensation consultant and the material elements of the instructions and directions given to the consultant with respect to the performance of its duties under its engagement.

Please be advised that for 2006, the Compensation Committee discussed its compensation philosophy with Towers Perrin, as described in the Compensation Discussion & Analysis, but otherwise did not impose any specific limitations or constraints on, or otherwise direct, the manner in which Towers Perrin performed its advisory services. During 2006, Towers Perrin's primary areas of assistance were:

     -    Gathering market compensation data for several executive positions;

     -    Developing and presenting "tally sheets" to the Compensation
          Committee;

     -    Reviewing materials to be used in the Company's 2007 proxy statement.

In addition, Towers Perrin periodically provides the Compensation Committee and management market data on a variety of compensation-related topics. The Compensation Committee authorized Towers Perrin to interact with the Company's management, as needed, on behalf of the Compensation Committee, such as to obtain or confirm information.

6. You indicate that the compensation committee evaluates market data for purposes of determination compensation with additional market reference considerations for the CEO's compensation. Please revise your disclosure to clarify your benchmarking practices. To that end, please identify the companies with which you are engaged in benchmarking compensation and explain the extent to which you benchmark total compensation or any material element of compensation. Please refer to Item 401(b)(2)(xiv) of Regulation S-K.

In future filings the Company will clarify the extent to which the Company benchmarks total compensation or any material element of compensation.

We respectfully submit that the Company did on page 13 of the Proxy Statement fully disclose the names of companies it used for benchmarking compensation for its chief executive officer.

The Company intends to continue using general surveys for benchmarking its executive compensation. These surveys may consist of data from several hundred companies, such as the "general industry companies with data regressed based on the Company's revenue size" and "industrial manufacturing companies with data regressed based on the Company's revenue size" referenced on page 13 of the Proxy Statement. In future years if the Company benchmarks off of general market surveys, we respectfully submit that the identification of each company contained in such surveys would not provide meaningful disclosure to the Company's shareholders and would interfere with the goal of providing a concise discussion of the Company's benchmarking practices. Instead, in that case the Company would discuss the survey in general and the rationale behind selection of such survey for benchmarking purposes. Of course, if the Company uses more limited and targeted peer group data for benchmarking it will identify each company included in such peer group.

7. Please disclose your target compensation and provide analysis of the reasons for such target. While we note your disclosure that actual pay should and does vary from these targets, your revised disclosure should address whether actual compensation awarded was at the targeted amount and, if not, explain why it was outside of the range.

In future filings the Company will clarify its disclosure of target compensation and provide analysis of the reasons for such target, including whether actual compensation awarded was at the targeted amount, and if not, an explanation of why it was outside of the range.

Please be advised that for 2006, as noted on page 12 of the Proxy Statement, the Company believes that to attract and retain qualified management, pay levels (including base salary, incentive compensation (both long and short term) at target, and benefits) should be targeted at the 50th percentile (or median) of comparable positions within the general market for which it competes for labor. Actual pay from year to year should and does vary from these targets based on Company and individual performance with respect to short-term incentives and changes in stock price over time for long-term incentives. In 2006, the Compensation Committee reviewed each named executive officer's compensation and adjusted such compensation as necessary so that targeted total compensation, as well as each element of total compensation (salary, short and long-term incentives and benefits) would be at the targeted 50th percentile (or median) of the reference points on which the Company benchmarks compensation, as discussed on page 13 of the Proxy Statement.

Long-Term Incentives, page 15

8. You indicate that the long-term incentive awards consist of awards of stock options and awards of restricted stock. You also indicate that it is currently structured to provide a 50/50 allocation of expected value between the two kinds of awards. While we note that the actual award is based primarily on individual performance and to a lesser extent, company performance, the basis for determining each component of long-term incentive compensation is unclear. Please explain each factor of performance taken into account to determine long-term incentive compensation. Address how these factors are reflected in the determination of the amount of compensation including the allocation of compensation between the different awards. Please refer to Item 402(b)(1)(v) of Regulation S-K.

In future filings the Company will clarify the basis for determining each component of long-term incentive compensation.

Please be advised that, in 2006, Mr. Kingsley recommended to the Compensation Committee the actual award level for each named executive officer, other than himself. Mr. Kingsley's recommendation is based on his subjective discretionary determination of the individual's performance and to a lesser extent his subjective assessment of the Company's performance. The Compensation Committee, however, ultimately determined each named executive officer's award level after taking into account Mr. Kingsley's recommendations. Mr. Kingsley's award level is determined by the Compensation Committee's subjective and discretionary determination of his performance, and to a lesser extent their subjective view of the Company's performance.

As described on page 15 of the Proxy Statement, long-term incentive awards for the NEOs in 2006 were structured to provide 50% of the expected value in the form of stock options and 50% of the expected value in the form of restricted stock. The expected value is based on a Black-Scholes valuation of the Company's common stock.

Summary Compensation Table, page 22

9. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. In this regard, we note that Mr. Kingsley's salary, non-equity incentive plan compensation and grants of options and restricted stock units were significantly higher than amounts given to other named executive officers. Please explain the reasons for the differences in the amount of compensation awarded to the named executive officers.

We respectfully submit that the Compensation Discussion and Analysis contained in the Proxy Statement already sufficiently identifies any material differences in compensation policies with respect to any individual named executive officer. For example, page 13 of the Proxy Statement discusses that Mr. Kingsley's compensation is benchmarked against a different peer group than other named executive officers, and pages 14 and 15 of the Proxy Statement discloses that his bonus is determined under the Incentive Award Plan and not the MICP. Unless already specifically discussed in the Compensation Discussion and Analysis section of the Proxy Statement, there were no differences in the compensation policies with respect to individual named executive officers in 2006.

Please be advised that the disparity in Mr. Kingsley's compensation to the other named executive officers may in part reflect that the Company has historically benchmarked his compensation to a different peer group than other officers and not towards any internal pay equity standards.

Accordingly, the amount of Mr. Kingsley's compensation is higher than the other named executives, as it is reflective of the Compensation Committee's view of the competitive market for chief executive officer services, and not because of any other different compensation policies.

Pension Benefits, page 25

10. Please provide a textual narrative to follow the pension benefits table that includes a description of any material factors necessary to understanding each plan covered by the tabular disclosure. The narrative should also explain the evaluation method and all material assumptions applied in quantifying the present value of the current accrued benefit. Please refer to Instruction 2 to
Item 402(b)(2) and Item 402(b)(3) of Regulation S-K.

We respectfully submit that the evaluation method and all material assumptions applied in quantifying the present value of the current accrued benefits were disclosed in footnote 2 to the pension benefits table. In addition, pages 17 and 18 of the Proxy Statement fully describe the Company's pension benefits. Accordingly in future filings the Company will either move this description to follow the pension benefits table or provide a cross reference to such disclosure.

11. Please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last fiscal year and the amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the summary compensation table for previous years. Please refer to the Instruction to Item 402(i)(2) of Regulation S-K.

We presume that this comment applies to the nonqualified deferred compensation table on page 26 of the Proxy Statement, as the pension benefits table has no contributions and earnings columns and Item 402(i)(2) of Regulation S-K applies only to the nonqualified deferred compensation table.

Please note that for 2006, there were no amounts included in the contributions and earnings columns which were reported as compensation in the last fiscal year, and no amounts reported in the aggregate balance column were previously reported as compensation to any named executive officer in the summary compensation table. The Company respectfully submits that since no amounts were reportable, that no footnote should be required. If applicable, the Company will in future filings provide the required footnote.

12. Please consider disclosing the measure for calculating plan earnings, and quantify the earnings measure applicable during the last fiscal year. Please refer to Item 402(i)(3)(ii) of Regulation S-K.

We presume this comment applies to the nonqualified deferred compensation table on page 26, and not the pension benefits table on page 25, since the disclosure of plan earnings with respect to the pension benefits table is not relevant because named executive officers' pension benefits are determined by a formula and not by reference to plan earnings. Also Item 402(i)(3)(ii) of Regulation S-K applies to the nonqualified deferred compensation table. Accordingly, please see the Company's response under comment 13 below.

Nonqualified Deferred Compensation, page 26

13. Please add a narrative following the nonqualified deferred compensation table to explain the material factors necessary to understand each plan covered by the tabular disclosure. While material factors vary depending upon the facts consider discussion any plan based limitations, measures for calculating plan earnings and material terms with respect to withdrawals and distributions. Please refer to Item 402(i)(3) of Regulation S-K.

We respectfully submit that the measures for calculating plan earnings and all other material terms of our non-qualified deferred compensation plans were described in full on pages 17 -19 of the Proxy Statement. Accordingly, in future filings the Company will either move this description to follow the nonqualified deferred compensation table or provide a cross reference to such disclosure.

Potential Payments Upon Termination or Change in Control, page 26

14. In the compensation discussion and analysis section, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. Please refer to Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments and disclose the multiples of compensation that the cash severance payments represent.

In future filings the Company will include in the compensation discussion and analysis section a description of how the appropriate payment and benefit levels were determined under the various circumstances that trigger payments or provisions of benefits upon termination or a change in control, including a discussion of why the Company has chosen to pay various multiples of the components of compensation as severance or change-in-control payments and to disclose the multiples of compensation that the cash severance payments represent.

Please note that pages 26 and 27 of the Proxy Statement contain a description of the severance benefits that each of the named executive officers would be entitled. The severance benefits payable to Mr. Kingsley, Mr. Romeo and Ms. Bors were the subject of negotiations with each individual at the time of his or her hire and were deemed a necessary condition to hiring these individuals. The level of each of Messrs. Kingsley's and Romeo's, and Ms. Bors' severance benefits is reflective of the Company's perception of the market for their positions, as was confirmed by Towers Perrin at the time of hire. In addition, upon his promotion in 2005, Mr. Kingsley's severance was adjusted to include 100% of his bonus, rather than 75% as under his original contract. This adjustment was intended to bring his severance in line with severance for chief executive officers in general, including that which had been payable to Mr. Williams prior to his departure. The agreements with Messrs. McMurray and Notaro were put in place after they were already employed. Their agreements were intended to provide a retention incentive, by alleviating any potential concern about job loss in the event of a change in control. Again, the level of their severance benefits was determined based on a general review of market practices for these positions at the time.

Compensation of Directors, page 28

15. Please include a footnote to the table that discloses the grant date fair value of the equity awards, Please refer to Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K. In that footnote, you also should disclose the aggregate number of stock awards outstanding at fiscal year end.

In future filings the Company will disclose in a footnote the aggregate number of stock awards outstanding at fiscal year end. We respectfully submit that the grant date fair value of the equity awards was included in footnote 2 to the director's compensation table found on page 28 of the Proxy Disclosure.

16. Please revise the narrative that follows the director's compensation table to describe the compensation arrangements for the directors, addressing whether any director has a different compensation arrangement. Please refer to Item 402(k)(3) and the Instructions to Item 402(k) of Regulation S-K.

In future filings the Company will revise the narrative following the director's compensation table to clarify the compensation arrangements for directors, including addressing whether any director has a different compensation arrangement either by moving the disclosure in footnote 1 to the director's compensation table to the narrative discussion, or by cross referencing such disclosure.

                                      * * *

IDEX Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and IDEX Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call the undersigned at (847) 498-7070, or Christopher Lueking of Latham & Watkins LLP at (312) 876-7680.

                                        Very truly yours,


                                        Frank Notaro
                                        Vice President, General Counsel and
                                        Secretary

cc: Lawrence D. Kingsley
    Christopher Lueking